SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2003.

Commission File Number: 2-58155

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes          No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice on a subsidiary’s application for commencement of civil rehabilitation proceedings (Tuesday, December 16, 2003).

2.	Notice with reference to purchase of treasury stock (Tuesday, December 16, 2003).

3.	Notice on dissolution of a subsidiary (Monday, December 22, 2003).

December 16, 2003

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on a subsidiary’s application

for commencement of civil rehabilitation proceedings

Please be advised that Kubota Corporation (hereinafter “Kubota”) resolved at the board of directors’ meeting held on December 16, 2003 that Kubota should authorize W.J. Kubota Development Corporation (a subsidiary of Kubota, hereinafter “WKD”), which operates Authent Golf Club, to submit an application to Osaka District Court for commencement of civil rehabilitation proceedings.

1. Background :

WKD has been managing the business of Authent Golf Club (hereinafter “Authent”) which began operation in 1993. During the recent years of the difficult market environment for golfing business, WKD continued recording a net loss, and can not expect any improvement of its profitability. Under the circumstances, the majority of the money borrowed from members in the form of deposits became due, and the members, who did not agree on an extension of the due date of the deposits, have requested repayment of the deposits.

Under harsh business conditions, Kubota, as the parent company, has been providing supports for WKD. However, Kubota came to a conclusion from the business and legal viewpoints that Kubota should not be allowed to continue supports for WKD, while there is no prospect for an improvement of business performance of WKD and the repayment of deposits. Accordingly, Kubota decided to choose the civil rehabilitation proceedings in regard to WKD.

2. Profile of WKD :

Address:	2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan
Principal:	President and Representative Director, Tadakatsu Nishida
Capital:	¥50 million
Shares issued:	1,000 shares
Shareholder:	Kubota Corporation, 100%
Annual financial closing date:	March 31
Headcount:	55
Business:	Operation of a golf course
Date incorporated:	July 17, 1987
Trend of financial results (Millions of Yen)	Fiscal year ended March 31
	2000	2001	2002	2003
Revenue	502	382	362	357
Ordinary income (loss)	(175)	(302)	(285)	(189)

3. Total liabilities :

¥19.8 billion

4. Profile of Authent :

Address:	Kasai-shi, Hyogo, Japan
Opening:	October 1, 1993
Golf course:	18 holes / par 72 / 6,963 yards
Members:	300 corporate members

5. Deposits :

Kubota will prepare a draft rehabilitation plan of WKD with a new loan given WKD by Kubota and with a repayment of 50% of deposits for the members.

6. Outlook :

Authent will continue to open and operate its golf course as usual. Kubota will make a draft rehabilitation plan, taking into the consideration of a transfer of the business of Authent.

7. Forecast on Kubota’s consolidated financial performances :

Kubota’s financial forecasts for the year ending in March 2004 remain unchanged from the released forecasts on November 11, 2003.

Kubota’s consolidated financial forecasts released on November 11, 2003.

(Billions of yen)

	Year ended March 31, 2003	Year ending March 31, 2004
	Actual	Forecast
Net sales:	926.1	925.0
Income before income taxes, minority interest in earnings of subsidiaries, and equity in net income of affiliated companies:	6.2	19.0
Net income (loss):	(8.0)	8.0

End of document

December 16, 2003

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice with reference to purchase of treasury stock

Please be advised of the following on the purchase of treasury stock pursuant to Article 210 of the Commercial Code.

1. Term for acquisition :	From November 11, 2003 to December 15, 2003

2. Total number of shares acquired :	0 shares

3. Total amount of shares acquired :	¥0

(Reference)

Results of purchase as of December 15, 2003

	Number of Shares	Amount of shares
What authorized on purchase of treasury stock at the ordinary general meeting of shareholders held on June 26, 2003	Not exceeding 50 million shares	Not exceeding ¥20 billion
Cumulative results of purchase from June 27, 2003	5,250,000 shares	¥2,178,750,000
Ratio	10.50%	10.89%

End of document

December 22, 2003

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on dissolution of a subsidiary

Please be advised that Kubota Biotech Corporation, which is a subsidiary of Kubota Corporation, resolved at the board of directors’ meeting held on December 22, 2003 that it should be dissolved, and also be informed that some of bio-pesticide businesses were transferred to Sumitomo Chemical Co., Ltd. Details are as follows :

1. Background :

Kubota Biotech Corporation was established in December 1994 originally as the subsidiary for bio-pesticide business. However, sales has been sluggish because the bio-pesticide market in Japan has not grown as expected. Moreover, it may take significant time to develop and expand a market for the business.

Under the circumstances, it may not make financial contributions to Kubota Corporation, and have little synergy with other businesses of Kubota Corporation, and thus came to the conclusion that it should transfer the bio-pesticide business to Sumitomo Chemical Co., Ltd., and should be dissolved.

2. Profile of Kubota Biotech Corporation :

Address:	1-3, Nihonbashi-Muromachi 3-chome, Chuo-ku, Tokyo, Japan
Principal:	Executive Managing Director and Representative Director, Hiroshi Noguchi
Capital:	¥50 million
Shareholder:	Kubota Corporation, 100%
Business:	Manufacture and sale of natural microbial pesticide products
Date incorporated:	December 1, 1994
Trend of financial results (Forecast: 2004): (Millions of Yen)	Fiscal year ended (ending) March 31
	2001	2002	2003	2004
Revenue	203	152	116	127
Net income	24	5	2	6
Accumulated loss	(28)	(23)	(21)	(15)

3. Outlook :

Dissolution of Kubota Biotech Corporation is scheduled to be approved at the extra-ordinary general meeting of its shareholder to be held on December 26, 2003. The process of liquidation is expected to be completed by the end of March 2004.

4. Transfer of Business (December 15, 2003) :

Kubota Biotech Corporation has developed “Bui-hunter flowable” (insecticide with an insecticidal protein derived from the soil bacteria, bacillus thuringiensis as an active ingredient), only one of its kind in the world, and has insecticidal activity against the larvae of scarabaeid beetles. Accordingly, on December 15, 2003, Kubota Biotech Corporation transferred the business including the intellectual property right and manufacturing know-how of the product to Sumitomo Chemical Co., Ltd., a leading chemical manufacturer in Japan, and a leading company of agricultural chemicals in the world.

5. Forecast on Kubota Corporation’s consolidated financial performances :

Kubota Corporation’s consolidated financial forecasts for the year ending in March 2004 remain unchanged from the released forecasts on November 11, 2003.

Kubota’s consolidated financial forecasts released on November 11, 2003.

(Billions of yen)

	Year ended March 31, 2003	Year ending March 31, 2004
	Actual	Forecast
Net sales:	926.1	925.0
Income before income taxes, minority interest in earnings of subsidiaries, and equity in net income of affiliated companies:	6.2	19.0
Net income (loss):	(8.0)	8.0

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: January 7, 2004	By:	/s/ Shigeru Kimura
		Name:	Shigeru Kimura
		Title:	General Manager
Finance & Accounting Department